VIEX Opportunities Fund, LP – Series One

c/o VIEX Capital Advisors, llc

323 Sunny Isles Blvd, Suite 700

Sunny Isles Beach, Florida 33160

January 19, 2021

VIA EMAIL AND OVERNIGHT MAIL

Leaf Group Ltd.

1655 26th Street

Santa Monica, California 90404

Attn: Corporate Secretary

Dear Sir or Madam:

VIEX Opportunities Fund, LP – Series One, part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership ( “VIEX”), is the beneficial owner of 2,241,645 shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Leaf Group Ltd., a Delaware corporation (the “Company”), 1,000 shares of which are held in record name.

Based on our review of public filings, on June 22, 2020, a group of stockholders comprising approximately 40% of the then outstanding shares of Common Stock was formed (the “Stockholder Group”), purportedly to engage in discussions with the Company’s Board of Directors (the “Board”) regarding a number of issues, including changes to management, governance improvements, de-staggering the Board and the sale of some or all of the Company’s assets. The Stockholder Group issued a number of press releases and public letters regarding the matters referenced above, including a demand to remove the Company’s Chief Executive Officer. In a letter dated October 22, 2020, the Stockholder Group, citing “no forward momentum” by the Board to resolve their concerns, made a proposal that included, among other things, the immediate appointment of two new directors proposed by the Stockholder Group and the formation of a strategic review committee.

Notwithstanding the numerous public letters and press releases by the Stockholder Group, the Board decided to issue, on December 10, 2020, 7,145,000 shares of Common Stock in an underwritten public offering at $4.20 per share (the “Offering”). The Board also granted the underwriters a 30-day option to purchase up to 1,071,750 additional shares of Common Stock at the same price in the Offering. On December 14, 2020, the Company issued a press release announcing that the Offering had closed, including the full exercise of the underwriter’s option. The Offering notably caused immediate dilution to stockholders, including the Stockholder Group, of approximately 30%, and a price drop from which the stock has yet to recover.

The Company did not disclose an urgent need for the Offering. Rather, the use of proceeds from the Offering is purportedly intended for working capital and general corporate purposes and could be used for potential acquisitions in the future, although no acquisition was identified as being on the horizons. Despite the lack of immediate need for the Offering, the Board approved the Offering at a significant discount to the Company’s current trading price. The per share offering price of $4.20 constituted a 25% discount from the Company’s last reported sales price of $5.60 per share on December 9, 2020 and a 23.8% discount from the 30-day volume weighted average price for the 30-day period ending on December 9, 2020 (the “VWAP”) of $5.51. After payment of underwriter’s commissions and before expenses, the Company received $3.9480 per share, a 29.5% discount to market price and a 28.3% discount to the VWAP.

At the time of the Offering, the Company certainly had a well-capitalized balance sheet. In fact, the Company had publicly disclosed, as of September 30, 2020, that it had approximately $33 million of cash on hand and only approximately $11.4 million of debt, $7.1 million of which was in the form of a PPP loan which is expected to be forgiven in accordance with its terms. The Company also had reported several quarters of record breaking revenue growth in 2020, with total revenue increasing 58% year-over-year as of September 30, 2020. In its October 29, 2020 shareholder letter, the Company touted that it had “delivered another strong quarter” and “experienced the highest quarterly revenue growth rate since the Company’s 2011 IPO.” Thereafter, on January 6, 2021, the Company disclosed that the Company recorded its highest quarterly revenue in seven years for the quarter ended December 31, 2020. Most importantly, the Company was projecting further revenue growth for 2021 and beyond.

Given the Company’s substantial cash reserves, low level of debt, profitability and projected revenue growth, the Board’s decision to undertake such a highly dilutive financing at a deep discount to the Company’s market price, is highly suspect, particularly when it came at a time of increasing Board scrutiny by a group of stockholders holding approximately 40% of the Company’s outstanding shares.

VIEX’s Demand for Books and Records

Given the conditions of the Offering, the Company’s finances at the time of the Offering and the increasing scrutiny that the Board faced by the Stockholder Group, VIEX is concerned that the members of the Board breached their fiduciary duties by undertaking the Offering in order to dilute the Stockholder Group rather than acting in the best interests of all stockholders.

As the beneficial owner of shares of Common Stock and for the reasons set forth above, VIEX hereby demands inspection pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”), and requests that the Company immediately make available for inspection and copying the books and records of the Company described below. The purpose of this demand is to gather information regarding potential mismanagement, breaches of fiduciary duties and/or wrongdoing by any member(s) or committee(s) of the Board.

The investigation of mismanagement, wrongdoing and/or breaches of fiduciary duties is a proper purpose under DCGL Section 220. AmerisourceBergen Corp. v. Lebanon Cty. Empl. Retirement Fund, -- A.3d --, 2020 WL 7266362, at *4 (Del. Dec. 2020) (citations omitted); see also Amalgamated Bank v. UICI, 2005 WL 1377432, at *4 (Del. Ch. June 2, 2005) (finding that inspection of a corporation’s books and records related to stockholder’s investigation of potential breaches of fiduciary duty was allowed as that was a “proper purpose”); Melzer v. CNET Networks, Inc., 934 A.2d 912, 917 (Del. Ch. 2007) (“There is no shortage of proper purposes under Delaware law, but perhaps the most common proper purpose is the desire to investigate potential corporate mismanagement, wrongdoing or waste.”) (internal quotation marks and citations omitted); Thomas & Betts Corp. v. Leviton Mfg. Co., Inc., 681 A.2d 1026, 1031 (Del. 1996) (Delaware law only requires a showing of a “credible basis” of the possibility of wrongdoing when seeking books and records).

Investigating mismanagement is proper “because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return.” Id. (citing Saito v. McKesson HBOC, Inc., 806 A.2d 113, 115 (Del. 2002)); see also City of Westland Police & Fire Ret. Sys. V. Axcelis Techs., Inc., 1 A.3d 281, 289 n. 30, (“proper purpose” includes “to discuss corporate finances and management’s inadequacies, and then, depending on the responses, determine stockholder sentiment for either a change in management,” “to communicate with other shareholders in order to effectuate changes in management policies,” and “to determine an individual’s suitability to serve as a director” (citation omitted)). In the event certain directors or others did not properly discharge their fiduciary duties, stockholders may also consider whether to bring a derivative action against member(s) of the Board or management. See, e.g., AmerisourceBergen, 2020 WL 7266362, at *5; Litt v. Wycoff, 2003 WL 1794724, at *7 (Del. Ch. Mar. 28, 2003) (“[P]laintiffs are encouraged to invoke 8 Del. C. § 220 in order to establish whether the records of the corporation support or refute the suspicion of wrongdoing prior to filing a derivative action.”). These possible courses of action fall well within a stockholder’s rights under Delaware law, and thus gathering information for this purpose is proper.

VIEX makes this demand for books and records directed to the Company under oath and affirms such demand to be true under penalty of perjury under the laws of the United States or any state. For each demand, unless another relevant period is stated, the Stockholder demands the production of documents that have been created or distributed since January 1, 2020. Specifically, the Stockholder demands, to the extent they exist, the following books and records of the Company, and to make copies or extracts therefrom:

1.	All Board Materials[1] and Senior Management Materials[2] relating to:

(i)	the Offering, including the pricing of the Offering;

1 The term “Board Material” used herein means all minutes, resolutions, or other records of any Board and/or regular or special committee (including the Special Committee) meeting, and all documents provided, considered, discussed, prepared, or disseminated, including materials on board portals, in draft or final form, at, in connection with, in anticipation of, or as a result, of any meeting of the Board or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions. “Board Material” also includes “Informal Board Material,” which includes electronic communications between directors and the corporation’s officers and senior employees. See KT4 P’rs LLC v. Palantir Techs., Inc., 203 A.3d 738, 742, 753 (Del. 2019).

2 The term “Senior Management Materials” means all documents and communications, regardless of whether they were ever provided to the Board or any committee thereof, discussed by, created by, provided to, and/or sent by any “C”-suite executive officer of the Company.

(ii)	any strategic alternative evaluated by the Board, other than the Offering (a “Strategic Alternative”);

(iii)	any financial analysis of the Company by management or a third-party advisor relating to the Offering or any Strategic Alternative;

(iv)	any fairness opinion or recommendation relating to the value of the Company’s shares at the time the Offering was priced;

(v)	any projections regarding the Company’s future financial and operating performance;

(vi)	any potential acquisitions of businesses or assets; and

(vii)	any engagement with the Stockholder Group or actions taken in response to or in connection with such engagement with the Stockholder Group (the “Stockholder Group Engagement”).

2.	Presentations, in whatever form, made to other individuals or entities, including any credit or other rating agencies, concerning the Offering or any Strategic Alternative.

3.	Any written communications, including emails, involving the Board or the Company’s senior executives, concerning: (i) the Offering; (ii) any Strategic Alternative; (iii) any financial analysis of the Company by the Company’s senior executives or by a third-party advisor; (iv) any forecasting and projections regarding the Company’s future performance; and (v) any Stockholder Group Engagement.

4.	All engagement letters, together with any amendments thereto, with third-party advisors retained to advise the Board, or any committee thereof, regarding the Offering or any Strategic Alternative.

5.	Any materials provided to, or presentations made to, investors in connection with or otherwise relating to the Offering, any Strategic Alternative or any Stockholder Group Engagement.

6.	Any other demand by any other Company stockholder pursuant to Section 220 that relates to the Offering, any Strategic Alternative or any Stockholder Group Engagement.

7.	All documents produced to any other stockholder in response to a demand pursuant to Section 220 that relates to the Offering, any Strategic Alternative or any Stockholder Group Engagement.

For purposes of the foregoing demand, VIEX requests that the Company provide or otherwise make available all such information up to the most recent practicable date. VIEX further requests that the Company provide or otherwise make available all additions, changes, and corrections to any of the requested information from the time of this demand to the time of any inspection.

Upon the presentment of appropriate documentation therefor, VIEX will bear the reasonable costs incurred by the Company, in connection with the production of the information demanded.

It is requested that the information identified above be made available to the designated parties no later than January 25, 2021.

The Stockholder hereby designates and authorizes Elizabeth Gonzalez-Sussman of Olshan Frome Wolosky LLP (“Olshan”), and any other persons designated by Olshan or by VIEX, acting singly or in any combination, to conduct the inspection and copying herein requested. Pursuant to Section 220 of the DGCL, you are required to respond to this demand and produce the materials identified above within five business days after the demand has been made. Accordingly, please advise Elizabeth Gonzalez-Sussman (telephone (212) 451-2206, email: egonzalez@olshanlaw.com) as promptly as practicable within the requisite timeframe, when and where the items requested above will be made available to VIEX. If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Ms. Gonzalez-Sussman immediately in writing, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, VIEX will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. VIEX reserves the right to withdraw, modify or supplement this demand at any time.

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC
its General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Enclosures.

cc:        Elizabeth Gonzalez-Sussman, Olshan Frome Wolosky LLP